UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

GUIDANCE SOFTWARE, INC.

(Name of Subject Company)

GUIDANCE SOFTWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

401692108
(CUSIP Number of Class of Securities)

Alfredo Gomez
General Counsel
Guidance Software, Inc.
1055 E. Colorado Boulevard
Pasadena, California 91106-2375
(626) 229-9191

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Julian Kleindorfer
David Zaheer
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
(213) 485-1234

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Guidance Software, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 and this Amendment  relate to the tender offer by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“Parent”), to purchase any and all shares the Company’s common stock, par value $0.001 per share (the shares of such common stock, the “Company Shares”), at a purchase price of $7.10 per Company Share (the “Offer Price”) net to the seller thereof in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 8, 2017, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the subsection “Certain Litigation”:

“On August 25, 2017, the plaintiff in the Bryan Lazzaro v. Guidance Software, Inc., et al matter withdrew his motion for a preliminary injunction seeking to enjoin the Company and Parent from consummating the Transactions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guidance Software, Inc.

	By:	/s/ Alfredo Gomez
Name: Alfredo Gomez
Title: General Counsel
Dated: August 28, 2017

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